

January 28, 2013

Via E-mail
Mr. Trung Tri Doan
Chief Executive Officer
SemiLEDs Corporation
3F, No. 11 Ke Jung Rd.
Chu-Nan Site
Hsinchu Science Park, Chu-Nan 350
Miao-Li County, Taiwan, R.O.C.

>   **Re: SemiLEDs Corporation**
>   **Form 10-K for the Fiscal Year Ended August 31, 2012**
>   **Filed December 13, 2012**
>   **File No.: 001-34992**

Dear Mr. Doan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2012

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Key Factors Affecting Our Financial Condition, Results of Operations and Business, page 53

Intellectual Property Issues, page 54

1.   We note the injunction you agreed to regarding sales and imports of "certain accused products" in the United States. Please tell us, with a view toward disclosure of material known trends and events in future filings, the amount of historical revenues in the United States that relates to those "certain accused products" and the impact on your results of

operations in the United States and globally since the injunction went into effect. For example, was a material portion of your historical revenue globally related to those "certain accused products?" While we note your disclosure regarding sales of a new EV product in the United States, it is unclear from your disclosure whether and to what extent those sales have or will offset sales of the "certain accused products" or whether you believe your results of operations have been or will be materially impacted.

Year Ended August 31, 2012 Compared to Year Ended August 31, 2011, page 68

2.	To the extent that changes in the amount of revenues related to LED chips compared to LED components relates to a change in strategy by you, as indicated by your disclosure on pages 25 and 56 and statements management's 4th quarter earnings call, please ensure your disclosure in future filings discusses that strategy and the impact on the results you disclose, including gross margin. Also, to the extent this strategic shift represents a known trend that you believe will materially impact your results of operation or financial condition, please discuss in future filings, if applicable, such impact.

Item 8. Financial Statements and Supplementary Data, page 78

Note 3. Balance Sheet Components, page 95

Property, Plant and Equipment, page 95

3.	We note your disclosure in this note that the fair value of property, plant and equipment on which you recorded an impairment charge of $7.5 million during the year ended August 31, 2012 was based, in part, on third-party independent valuations. Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Note 5. Investments in Unconsolidated Entities, page 99

4.	Please provide to us your significance calculations pursuant to the requirements of Rule 3-09 (a) of Regulation S-X related to your equity method investment in China SemiLEDs for fiscal 2011.

Exhibit 99.1 Xurui Guangdian Co., Ltd's Financial Statements as of August 31, 2012 (Audited) and 2011 (Unaudited) and for the Years Then Ended

5.	We note that the independent auditor for Xurui Guangdian Co., Ltd.'s conducted its audits in accordance with both "generally accepted auditing standards as established by the Auditing Standards Board (United States)" and in accordance with "the auditing standards of the Public Company Accounting Oversight Board (United States)." As we note that the term "generally accepted auditing standards as established by the Auditing Standards Board (United States)" is not one that is required by AU 508, and to be consistent with the guidance in paragraph 3 of PCAOB Auditing Standard No. 1, please have your auditors remove the reference from their audit report.

6.   Further to the above, the reference in the audit report to the "auditing standards of the Public Company Accounting Oversight Board (United States)" is not consistent with the requirements of paragraph 3 of PCAOB Auditing Standard No. 1 which calls for the auditor to refer to "standards of the Public Company Accounting Oversight Board (United States)." Please amend your filing to include a report from your independent auditors that complies with PCAOB Auditing Standard No. 1.
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7.   We note your independent auditor's report in this Exhibit is signed by "ShineWing, ShineWing CPAs Shanghai Branch" located in Shanghai, People's Republic of China. Please confirm to us that this auditor is registered with the Public Company Accounting Oversight Board (US). In this regard, we note that the list of registered audit firms with the PCAOB includes a listing for "ShineWing Certified Public Accountants." Please have your auditor clarify how, if at all, it is associated with the registered firm. Further, if your auditor is a member of the registered firm and appropriately included in that PCAOB registration, please have your auditor ensure that its audit reports in future filings, including the amended Form 10-K, are signed under the name of the audit firm as indicated on the PCAOB registration.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief